"Exemption No. 82-3998"

Notice to Oslo Stock Exchange







P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Kjell Johnsen, Director Newspapers Nordic region, Tel.: +47 22 54 43 19

SUPPL

Date: 28 June 2005

ORK – Notification of ownership

Orkla ASA has today, 28 June 2005, sold 354,728 shares, corresponding to 18.7 % of total shares, in Adresseavisen ASA, at a share price of NOK 500 to Orkla Media AS. After this transaction, Orkla Media AS owns 354,728 shares in Adresseavisen. Orkla ASA does no longer own shares in Adresseavisen.

The shares have been transferred from the Financial Investments division to Orkla Media. The strong position of Adresseavisen as a regional newspaper supplements the industrial engagement of Orkla Media as a substantial player in local and regional newspapers in the Norwegian market.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C.
209
SECTION

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 22 54 44 30

Date: 27 June 2005

ORK – Trade subject to notification

On 24 June 2005, in connection with its option programme, Orkla exercised 20,668 options; 6,000 at a strike price of NOK 127, 12,668 at a strike price of NOK 130 and 2,000 at a strike price of NOK 136.

The following transactions concern primary insiders:

Name	Options exercised	Total number of options left	Number of shares sold	At share price (NOK)	Total share-holding
Tor Aamot	9,334	6,000	8,934	242.84	8,000
Karl Otto Tveter	9,334	6,000	8,434	242.84	2,500

At the same time, as a result of termination of employment, Orkla has reduced 12,667 options issued under the option programme.

A total of 1,656,174 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,242,777 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,226,706 of its own shares.

"Exemption No. 82-3998"

Notice to Oslo Stock Exchange




SEC MAIL
RECEIVED
JUL 11 2005
WASH, D.C.

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Anders Berggren, SVP Investment Division, Tel.: +4722544522

Date: 24 June 2005

ORK – Notification of ownership

Through a secondary offering of 16,675,000 shares in connection with the initial public offering of Kongsberg Automotive Holding ASA, is Orkla ASA on 24 June 2005 allotted 750,000 shares. After this transaction Orkla owns 2,417,000 shares, which represents 5.46 % of the share capital and votes in Kongsberg Automotive Holding ASA

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C. SECTION
209

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 22 54 44 30

Date: 1 July 2005

ORK – Trade subject to notification

On 30 June 2005, in connection with its option programme, Orkla exercised 11,333 options at a strike price of NOK 127. These transactions concern primary insider Portfolio Manager Ola Uhre as follows:

Name	Options exercised	Total number of options left	Number of shares sold	At share price (NOK)	Total share-holding
Ola Uhre	5,333	11,333	4,333	240.76	7,000

A total of 1,644,841 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,231,444 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,215,373 of its own shares.